Exhibit 99.2

IMMEDIATE REPORT ON THE APPOINTMENT OF A DIRECTOR (THAT IS
NOT A CORPORATION) OR INDIVIDUAL SERVING ON BEHALF OF A
CORPORATION THAT IS A DIRECTOR

1.	Surname and first name (in English as appearing in passport): Yossi Arad

Type of identity number: identity no.

Identity number: 58132234

Citizenship/country of incorporation or registration: private person with Israeli citizenship

2.	Date of birth: 2nd August 1963

3.	Address for the service of process: Moshav Baniya 338

4.	Positions for which appointed: director.

5.	Previous position in Company prior to appointment: none.

7.	Education:

Degree	Sphere	Name of academic institute
BA	Economics and Management	Tel Aviv University
Master's	Business administration	Tel Aviv University

8.	Main engagements in last five years:

Position	Place of work	Duration
CEO	Tao Tsuot Ltd	As of 1st August 2005
Deputy CEO investments	Sunny Electronics	2003-2005
Joint CEO	Migdal Asset Management Ltd	2001-2003
Manager of Ashdod branch	Ilanot Betucha Ltd	1993-2001

10.	The director holds office as a director in another corporation.

Neot Magor Entrepreneurship & Building Ltd – chairman, director of Tao Tsuot Ltd, Tao Tsuot Real Estate Ltd, Tao Tsuot Bonds Ltd, Darban Investments Ltd, Shamir Food Industries Ltd, Ten Fuel Co. LTd

11.	The director is an employee of the corporation, a subsidiary, a related company or of an interested party therein: CEO of Tao Tsuot Ltd.

12.	The director is not a relative of another interested party in the corporation.

13.	The director does not hold shares and convertible securities of the corporation, of a subsidiary or of a related company.

14.	The director is not a member of a committee or committees of the board of directors.

15.	Does the Company consider the director as having accounting and financial expertise? Yes.